6

05012598

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental Precious Minerals Inc.

*CURRENT ADDRESS

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3358 FISCAL YEAR 5-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/16/05

CONTINENTAL PRECIOUS MINERALS INC.
Suite 500
360 Bay Street
Toronto, Ontario
M5H 2V6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 16, 2005

TO THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.:

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of Continental Precious Minerals Inc. (the "Corporation") will be held on November 16, 2005, at 11:00 a.m. (Toronto time) at the Ontario Club, 30 Wellington Street West, 5th Floor, Commerce Court South, Toronto, Ontario, for the purpose of considering and acting upon the following matters:

1. to receive the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2005, and the report of the auditor thereon;
2. to appoint the auditor and to authorize the directors to fix their remuneration;
3. to elect directors;
4. to consider and, if thought fit, to pass a resolution authorizing an amendment to the Corporation's stock option plan providing for the issuance of up to an additional 810,302 common shares thereunder; and
5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record as of the close of business on October 12, 2005 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope provided for that purpose.

Dated the 12th day of October, 2005.

BY ORDER OF THE BOARD OF DIRECTORS,

"Edward Godin"
EDWARD GODIN
PRESIDENT
Toronto, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o Equity Transfer Services Inc., the Corporation's transfer agent, at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3, Attention: Proxy Department, by not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. A management information circular and form of proxy accompany this Notice.

CONTINENTAL PRECIOUS MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOVEMBER 16, 2005

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONTINENTAL PRECIOUS MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON NOVEMBER 16, 2005 AT THE ONTARIO CLUB, 30 WELLINGTON STREET WEST, 5TH FLOOR, COMMERCE COURT SOUTH, TORONTO, ONTARIO, AT 11:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING (THE "NOTICE"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by the directors, officers and employees of the Corporation who will not receive any additional compensation for such services. The cost of solicitation by management will be borne by the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (i) in the name of an intermediary (an "**Intermediary**") with whom the Non-Registered Holder deals in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation will have distributed copies of the Notice, this Circular, the form of proxy and the supplemental mailing list form (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a) **Voting Instruction Form.** In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Holder.

(b) **Form of Proxy.** Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of the Corporation c/o Equity Transfer Services Inc., Attention: Proxy Department, Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3 as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation and will represent management of the Corporation at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the Corporation's transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of holding the Meeting or any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy. A proxy should be executed by a shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.**

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law. Only a registered shareholder of the Corporation has the right to revoke a proxy. A Non-Registered Shareholder who wishes to change his, her or its vote must arrange for the Intermediary to revoke the proxy on his, her or its behalf in accordance with the instructions of such Intermediary set out in the voting instructions form.

EXERCISE OF DISCRETION AND VOTING OF PROXIES

The common shares represented by proxies in favour of management nominees will be voted or withheld from voting or voted against in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the common shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AND AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN**

THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Class A Preference Shares ("**Class A Shares**") and an unlimited number of common shares. At the date of this Circular, the Corporation had issued and outstanding 10,201,513 common shares, each carrying one vote per share in respect of each matter to be voted upon at a meeting of shareholders, and no Class A Shares.

In accordance with the provisions of the *Business Corporations Act* (Ontario), the Corporation will prepare a list of all persons who are registered holders of common shares on October 12, 2005 (the "**Record Date**") and the number of common shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each common share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his, her or its shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he, she or it owns the shares and demands, not later than ten days before the date of the Meeting, that his, her or its name be included in the list. In such case the transferee is entitled to vote his, her or its shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting is as follows:

Name of Shareholder	Securities so Owned, Controlled or Directed	% of the Class of outstanding Voting securities of the Corporation
Edward Godin	1,280,492 common shares(1)	12.6%

Note:

(1) 187,500 of the 1,280,492 common shares held by Mr. Godin are held in escrow pursuant to an escrow agreement. Mr. Godin is also the holder of stock options for the purchase of 329,825 common shares, of which 184,309 were granted under the Old Plan and 145,516 were granted under the New Plan. See "Equity Compensation Plan Information" for a description of the Old Plan and New Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of May 31, 2005 with respect to shares of the Corporation that may be issued under the Corporation's existing stock option plans.

Plan Category	**Number of securities to be issued upon exercise of outstanding options (a)**	**Weighted-average exercise price of outstanding options (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in (a)) (c)**
Equity compensation plans approved by securityholders	809,825	$0.17	340,175
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	809,825	$0.17	340,175

The Corporation has two stock option plans. The first was initially established in 1989 (the "**Old Plan**"). There are options outstanding under the Old Plan for the purchase of up to 80,000 common shares. No new options will be granted under the Old Plan and the Old Plan will be terminated once all of the options outstanding under the Old Plan expire or are exercised. In February 2002, the directors of the Corporation adopted a new stock option plan (the "**New Plan**") and obtained the approval of shareholders on November 24, 2003.

The New Plan authorizes the board of directors of the Corporation to grant non-transferable stock options to its service providers. Under the New Plan, the number of shares subject to stock options cannot exceed 1,150,000 and the total number of shares which may be reserved for issuance to any one individual under the New Plan cannot exceed 5% of the issued and outstanding shares, provided that (i) the maximum number of shares which may be reserved for issuance to insiders under the New Plan, Old Plan and any other stock option plans or options cannot exceed 10% of the issued and outstanding shares at the time of the grant, (ii) the maximum number of shares which may be issued to insiders under the New Plan, Old Plan and any other share compensation arrangements within any one year period cannot exceed 10% of the outstanding issue, and (iii) the maximum number of shares which may be issued to any one insider under the New Plan, Old Plan and any other compensation arrangement within a one year period cannot exceed 5% of the shares outstanding at the time of the grant. Notwithstanding the maximums provided under the New Plan, for so long as the Corporation trades on the TSX Venture Exchange, the Corporation shall be subject to any additional limitations imposed by the TSX Venture Exchange policy. The exercise price shall be determined by the board of directors from time to time on the basis of the closing price of the shares on the stock exchange on which the shares are then listed for trading. The common shares of the Corporation are currently listed for trading on the TSX Venture Exchange. The TSX Venture Exchange policies regarding pricing prescribe that the minimum exercise price cannot exceed the Discounted Market Price (which is the market price less a discount of a maximum of 25%, subject to a minimum exercise price of $0.10 for incentive stock options).

PARTICULARS OF MATTERS TO BE ACTED UPON

Audited Financial Statements

The financial statements for the fiscal year ended May 31, 2005, and the report of the auditor thereon, will be submitted to the Meeting. Receipt at the Meeting of the Corporation's financial statements and of the auditor's report thereon will not constitute approval or disapproval of any matters referred to therein.

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of nine directors, to be elected annually. As the number of directors to be elected has been fixed at three, shareholders will be asked to elect three directors at the Meeting.

The following table provides the names of the proposed nominees for election to the board of directors (the "**Nominees**") and information concerning each of them. The persons indicated on the enclosed form of proxy intend to vote for the election of the Nominees. Each Nominee elected will hold office from the date of the Meeting or any adjournment thereof at which he or she is elected until his or her successor is elected at the next annual meeting of shareholders of the Corporation, or any adjournment thereof, or until his or her successor is elected or appointed. Two or more persons, personally present or represented by proxy and representing not less than fifty percent (50%) of the outstanding shares of the Corporation entitled to vote at the Meeting shall constitute a quorum for the purposes of electing directors at the Meeting. In the event that directors are not elected at the Meeting for whatever reason, the incumbent directors shall continue in office until their successors are elected.

Name and Residence	Office Held with the Corporation	Director Since	Principal Occupation if Different from Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised(1)
Edward Godin(2) Ontario, Canada	President, Secretary and Director	April 28, 1987	N/A	1,280,492
Patricia Sheahan(2) Ontario, Canada	Director	August 22, 1988	President of Konsult International Inc. (geoscience information specialist)	115,000
Gerard Osika(2) Ontario, Canada	Director	January 20, 2005	Self-employed consultant	82,200(4)

Notes:

(1) The information as to common shares beneficially owned or over which the Nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.

(2) Member of Audit Committee.

(3) Prior to Mr. Osika's self-employment, Mr. Osika was employed as the Director of the (start-up) Commercial Wireless Division for Seimac Limited, one of Mr. Osika's former consulting clients, from September 2000 to December 2002. This division was thereafter sold to EMS Technologies, and Mr. Osika was transferred to EMS Technologies in connection with the transaction and remained with EMS Technologies until this year. Prior to that Mr. Osika was employed at senior levels by Fortune 500 companies before developing his own distribution and logistics business (which he subsequently sold).

(4) 2,200 common shares are held directly by Natalie Osika, Mr. Osika's daughter.

MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THE DISCRETION OF MANAGEMENT UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

It is proposed that McCarney Greenwood LLP, Chartered Accountants, be appointed as auditors of the Corporation at the Meeting. McCarney Greenwood LLP, Chartered Accountants, were first appointed auditors of the Corporation on December 17, 2003.

The persons named in the enclosed form of proxy intend to vote for the appointment of McCarney Greenwood LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.

Amendment to New Plan

Management believes that in order to continue to attract and retain employees and consultants with the necessary expertise to assist the Corporation in developing its business, additional flexibility is required in structuring compensation arrangements that are in keeping with current trends in the marketplace. Accordingly, the shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve a resolution, with or without variation, authorizing an amendment to the New Plan (which was approved by the shareholders of the Corporation on November 24, 2003), to increase the maximum number of common shares authorized for issuance thereunder from 1,150,000 to 1,960,302 common shares. Options for an aggregate of 1,069,825 common shares have been granted and not cancelled or expired pursuant to the New Plan, of which no options have been exercised and options for 1,069,825 common shares remain issued and outstanding under the New Plan as at the date of this Circular, representing approximately 10% of the currently outstanding common shares. The board of directors may amend the New Plan at any time, subject to pre-clearance and compliance with the rules of the TSX Venture Exchange, as amended from time to time. The New Plan permits the board of directors to increase such maximum number of options available for issuance, subject to the approval of the shareholders of the Corporation. The board of directors amended the New Plan (the "**Amendment**"), subject to shareholder and regulatory approval, by increasing the maximum number of common shares available for issuance by 810,302 common shares. The board of directors has also determined it necessary to amend and restate the New Plan to reflect the fact that the common shares of the Corporation are currently listed for trading on the TSX Venture Exchange. The number of common shares subject to issuance under the Old Plan and the New Plan, as amended, represent in aggregate approximately 20% of the issued and outstanding common shares.

In accordance with the requirements of the TSX Venture Exchange, the shareholders of the Corporation are required to approve the Amendment by a majority of the votes cast at the Meeting, other than the votes attaching to securities beneficially owned by insiders of the Corporation to whom shares may be issued pursuant to the New Plan and their associates. To the Corporation's knowledge, as at the date hereof, the number of shares beneficially owned by such shareholders is 1,477,692 common shares. Accordingly, such insiders and their associates will abstain from voting, and the remaining shareholders of the Corporation will be asked to pass the resolution set out below. In the event the board of directors determines to further increase the maximum number of shares subject to the New Plan, such increase will be subject to the further approval of the Corporation's shareholders.

"BE IT HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

(1) the amendment to the stock option plan of Continental Precious Minerals Inc. to increase the number of common shares available for issuance pursuant to the exercise of stock options by 810,302 common shares is hereby ratified and approved; and

(2) any one director or officer of Continental Precious Minerals Inc. be and is hereby authorized to execute and deliver, under corporate seal or otherwise, all such deeds, documents, instruments and assurances and to do all such acts and things as such person may deem necessary or desirable to give effect to the foregoing".

THE MANAGEMENT REPRESENTATIVES NAMED IN THE ATTACHED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY SUCH PROXY IN FAVOUR OF THIS RESOLUTION UNLESS A SHAREHOLDER SPECIFIES IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event shareholder and/or regulatory approval is not given to the Amendment, the Amendment will not be effective, and the maximum number of shares which may be set aside for issuance under the New Plan, will remain at the current number.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no individual who is, or at any time during the most recently completed financial year of the Corporation ended May 31, 2005, was, a director, executive officer or employee of the Corporation, no individual proposed as a nominee for election as a director of the Corporation and no associates of any such director, executive officer, employee or proposed nominee, has been indebted to the Corporation or any of its subsidiaries, nor has any such individual's indebtedness to another entity at any time since the beginning of the most recently completed financial year been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation (or any of its subsidiaries) in connection with the purchase of securities of the Corporation.

MANAGEMENT CONTRACTS

Other than as described below, there are no management functions of the Corporation performed to any substantial degree other than by the directors or executive officers of the Corporation.

On December 1, 2004 the Corporation entered into a management consulting agreement with Edward Godin, the President of the Corporation, for the provision by Mr. Godin of management/consulting services to the Corporation for the sum of $2,500 per month for a period of two years. In connection with an overpayment of $105,000 made to Mr. Godin with respect to the provision of management/consulting services provided to the Corporation during the period from October 2003 to November 2004, the Corporation has agreed to a repayment schedule commencing on January 30, 2005, at the rate of $2,000 per month.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with Form 51-102F6 of National Instrument 51-102, sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the last three fiscal years in respect of the individual who was, at each year-end, the Chief Executive Officer of the Corporation (the "**Named Executive Officer**"). The Corporation had no Chief Financial Officer and no other executive officers whose total salary and bonuses during the fiscal years ended May 31, 2005, 2004 and 2003 exceeded $150,000:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Title	Fiscal Year Ended	Annual Salary ($)	Bonus ($)	Other Compen -sation ($)	Securities Under Options Granted	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Edward Godin, President, Secretary and Director	May 31, 2005	67,000(5)	-	15,000(1)	134,634	-	-	8,000(2)
	May 31, 2004	104,000(4)	-	18,000(1)	-	-	-	6,000(2)
	May 31, 2003	120,000	-	18,000(1)	105,191	-	-	9,000(2)

Notes:

(1) Amount paid as travel/expense allowance.

(2) Amount paid as director's fee.

(3) These figures represent long term compensation plans of the Corporation ("**LTIP**"). "LTIP" means a plan providing compensation intended to motivate performance over a period greater than one financial year. The Corporation does not have an LTIP.

(4) This figure represents the net amount paid to Mr. Godin with respect to services provided to the Corporation during the period from October 2003 to May 2004 after giving effect to the reduction in salary and the repayment of an overpayment made to Mr. Godin in respect of such services at the rate of $2,000 per month during the relevant period. Please see "Management Contracts" for more information.

(5) This figure represents the net amount paid to Mr. Godin with respect to services provided to the Corporation during the period from June 2004 to May 2005 after giving effect to the reduction in salary and the repayment of an overpayment made to Mr. Godin in respect of such services at the rate of $2,000 per month during the relevant period. Please see "Management Contracts" for more information.

Option Grants During the Fiscal Year Ended May 31, 2005

The following table sets out the particulars of options granted to the Named Executive Officer during the Corporation's fiscal year ended May 31, 2005 under the New Plan:

Option Grants During Fiscal Year Ended May 31, 2005					
Name and Title	**Securities Under Options Granted (#)**	**% of Total Options Granted[(1)]**	**Exercise Price ($/Security)**	**Market Value of Securities Underlying Options on the Date of Grant ($/Security)**	**Expiration Date**
Edward Godin, President, Secretary and Director	134,634	26%	$0.19	$0.19	March 10, 2010

Notes:

(1) The total number of outstanding options at May 31, 2005 was 809,825 (of which, 80,000 options are outstanding under the Old Plan).

Options Exercised and Financial Year-end Option Values

The following table provides detailed information regarding options exercised by the Named Executive Officer and options held by the Named Executive Officer as at May 31, 2005:

Name and Title	**Securities Acquired on Exercise (#)**	**Aggregate Value Realized ($)**	**Unexercised Options at May 31, 2005**		**Value of Unexercised In-the-Money Options at May 31, 2005[(1)]**	
			Exercisable (#)	**Unexercisable (#)**	**Exercisable (#)**	**Unexercisable (#)**
Edward Godin, President, Secretary-and Director	Nil	N/A	239,825	N/A	$83,939	N/A

Note:

(1) Based on the market price for the common shares on the NEX Board of the TSX Venture Exchange on May 31, 2005 of $0.35.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation does not at present have any employment contracts with its Named Executive Officer.

Compensation of Directors

Each director of the Corporation is entitled to receive $2,000 per meeting of the directors, shareholders and audit committee attended by him or her. During the fiscal year ended May 31, 2005, the Corporation paid an aggregate of $22,000 to the directors in respect of such fees.

Directors are also entitled to participate in stock options. Of the 809,825 options outstanding under the Old Plan and New Plan as at May 31, 2005, 489,825 options have been granted to the directors of the Corporation.

AUDIT COMMITTEE

Multilateral Instrument 52-110 – Audit Committees (the "**Multilateral Instrument**") requires the Corporation to disclose annually in its information circular certain information concerning the constitution of the audit committee of its board of directors (the "**Audit Committee**") and its relationship with its independent auditor, as set forth below.

The Audit Committee is comprised of Mr. Godin, Ms. Sheahan and Mr. Osika. Mr. Osika is the Chairman of the Audit Committee. Each member of the Audit Committee, other than Mr. Godin, is independent within the meaning of the Multilateral Instrument. All members of the Audit Committee are financially literate within the meaning of the Multilateral Instrument.

The Corporation is relying upon the exemption in Section 6.1 of the Multilateral Instrument which provides that the Corporation, as a "venture issuer", is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Multilateral Instrument. The Audit Committee is governed by its charter. A copy of the text of the Audit Committee's charter, established in accordance with the Multilateral Instrument, is set out below under the heading "Audit Committee – Audit Committee Charter".

Audit Committee Charter

The text of the audit committee charter is as follows:

I PURPOSE

The Audit Committee (the "**Committee**") is appointed by the Board of Directors (the "**Board**") of the Corporation.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Corporation, or outside counsel for the Corporation, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Corporation and has the authority to retain, at the expense of the Corporation, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

II AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee; and

(c) communicate directly with the external auditors.

III RESPONSIBILITIES

A Independent Auditors

1. The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2. The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3. The Committee shall review the external auditors' audit plan, including scope, procedures and timing of the audit.

4. The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

5. The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within generally accepted accounting principles that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Corporation and the external auditors.

6. The Committee shall pre-approve all non-audit services not prohibited by law to be provided by the external auditors.

7. The Committee shall review fees paid by the Corporation to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

8. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Corporation.

9. The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

B Financial Accounting and Reporting Process

1. The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles and report thereon to the

Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external âuditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not materially misstated, misleading or incomplete and that the audit function has been effectively carried out.

2. The Committee shall review management's discussion and analysis relating to annual and interim financial statements, earnings press releases, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities.

3. The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Corporation in charge of financial matters, deems appropriate.

4. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements other than earnings press releases, and periodically assess the adequacy of these procedures.

5. The Committee shall establish procedures for:

   (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

   (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

6. The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Corporation may be subject, and assess the steps management has taken to minimize such risks.

7. The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

8. The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9. The Committee shall provide oversight to related party transactions entered into by the Corporation.

C **Other Responsibilities**

1. The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

D **COMPOSITION AND MEETINGS**

1. The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, securities laws, the listing requirements of the TSX Venture Exchange, the *Business Corporations Act* (Ontario) and all applicable securities regulatory authorities.

2. The Committee shall be composed of three or more directors as shall be designated by the Board from time to time, one of whom shall be designated by the Board to serve as Chair.

3. The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

4. If within one-half of an hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same time on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one-half of an hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same time on the next business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

5. If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

6. The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

7. Any member of the Committee may participate in a meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

8. The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

9. The Committee may invite such officers, directors and employees of the Corporation and its subsidiaries as it may see fit, from time to time, to attend meetings of the Committee.

10. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate the Corporation's external auditor not adopted by the board of directors.

Relevant Education and Experience

The following is a description of the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member.

Patricia Sheahan has been a director of the Corporation for 16 years and has served on the board of directors of several companies listed on the Toronto Stock Exchange. Ms. Sheahan has a B.S. in Geology and is the principal of a specialty geological consulting company. Ms. Sheahan is also a director of the P.D.A.C., as well as several other professional geological societies, and a consultant to the mineral deposit research group at the University of British Columbia.

Gerard Osika has also served as the Director of Finance for Pillsbury Canada Inc., Vice-President, Finance for Richardson Vicks Canada Inc. and Chief Financial Officer for Atlantice Health Sciences Corporation. Mr. Osika obtained an MBA from York University with a concentration in Finance and Accounting and has had experience reviewing financial statements of public companies.

Edward Godin is the founder of the Corporation and has been the President of the Corporation since 1987. Mr. Godin has also been involved as a senior executive for several other junior exploration and financial companies during the past 17 years. Mr. Godin was also a member of the management committee of Air Canada Pilots Pension Equity Plan for a period of 15 years, ending in 1995.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 (*De Minimus Non-audit Services*) of the Multilateral Instrument or an exemption from the Multilateral Instrument in whole or in part, granted under Part 8 of Multilateral Instrument.

Pre-Approval Policies and Procedures

The policies and procedures adopted by the Audit Committee for the engagement of non-audit services is as follows:

1. The Corporation's external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

(a) bookkeeping or other services related to the Corporation's accounting records or financial statements (in the event that the Corporation's market capitalization or assets exceed $10,000,000);

(b) financial information systems design and implementation;

(c) appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(d) actuarial services;

(e) internal audit outsourcing services;

(f) management functions;

(g) human resources;

(h) broker or dealer, investment adviser or investment banking services;

(i) legal services;

(j) expert services unrelated to the audit; and

(k) any other service that the Canadian Public Accountability Board determines is impermissible.

2. In the event that the Corporation wishes to retain the services of the Corporation's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation or officer of the Corporation in charge of financial matters shall consult with the Chair of the Audit Committee, who shall have the authority to approve or disapprove on behalf of the Audit Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

3. The Chief Financial Officer of the Corporation or officer of the Corporation in charge of financial matters shall maintain a record of non-audit services approved by the Chair of the Audit Committee or the Audit Committee for each fiscal year and provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
May 31, 2005	$12,500	$2,000	$1,500	Nil
May 31, 2004	$8,000	Nil	$1,000	Nil

Notes:

(1) Aggregate fees billed for the Corporation's annual financial statements and services normally provided by the auditor in connection with the Corporation's statutory and regulatory filings.

(2) Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as "Audit Fees", including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

(3) Aggregate fees billed for tax compliance, advice, planning and assistance with tax for specific transactions.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Circular below and other transactions carried out in the ordinary course of the Corporation's business, none of the directors, officers or executive officers of the Corporation, any person or company beneficially owning, directly or indirectly, voting securities or exercising control or direction over voting securities, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, nor any director, executive officer, associate or affiliate of the foregoing had since June 1, 2004 (being the commencement of the Corporation's last completed financial year), any material interest, in any transaction or proposed transaction, which materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation's accounts payable include an advance from Edward Godin (made in fiscal 2003), a director and the President of the Corporation. The outstanding balance of the advance from Mr. Godin is $5,820. The advance is interest free and has no fixed repayment terms.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

STATEMENT OF CORPORATE GOVERNANCE

Background

Certain corporate governance policies and practices maintained by the Corporation are described below.

Duties and Responsibilities of the Board of Directors

The directors of the Corporation are responsible for the stewardship of the Corporation. The board reviews the strategic plan presented by management on a periodic basis and monitors the management of the principal risks faced by the Corporation in relation to its business and operations.

Board Compensation and Structure

The board consists of three members. Given the size of the Corporation, the board considers that its size is appropriate for effective decision-making. Only one director, the President, acts as an executive officer. All other directors are not employees or officers of the Corporation.

The other directors are also unrelated to the President, who, to the knowledge of the Corporation, is the largest shareholder of the Corporation. Accordingly, the investment in the Corporation by shareholders other than its largest shareholder is well represented on the board.

Given the size of the board, the board does not have any committees other than an audit committee which comprises all three members of the board. The board does not have a committee responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, nor does it have an orientation and education program for new recruits to the board. Rather than assigning the matter to a committee, the board as a whole has the responsibility for developing the Corporation's approach to governance issues.

Board Independence from Management

The President has general supervision over the business of the Corporation, subject to the limits on his authority as established by the board. The President reports to the board in his capacity as the senior officer, under the parameters established by the Corporation's by-laws. Individual directors may engage the services of outside advisors at the expense of the Corporation in circumstances considered appropriate.

Shareholder Communication

The Corporation regularly communicates with its shareholders and the investment community through its quarterly reports, annual reports and press releases as appropriate from time to time. Communications from shareholders are referred to the appropriate person for consideration and response. Significant issues raised by shareholders are brought to the attention of the board of directors.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the Meeting other than as set forth in the Notice. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and Management Discussion and Analysis for the year ended May 31, 2005. Copies of the Corporation's financial statements and Management Discussion and Analysis may be obtained through SEDAR at www.sedar.com or upon written request to the Corporation at: (i) Continental Precious Minerals Inc., 500-360 Bay Street, Toronto, Ontario M5H 2V6 or (ii) by faxing a written request to the Corporation at 416.361.0923.

GENERAL

Except where otherwise indicated, information contained herein is given as of October 12, 2005.

The contents and sending of this Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED as of the 12th day of October, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

Per: "Edward Godin"
Edward Godin
President

Continental Precious Minerals Inc.
Management's Discussion and Analysis – Fiscal Year ended May 31, 2005

This management discussion and analysis ("MD&A") of results of operations and financial condition of Continental Precious Minerals Inc. ("Continental" or "the Company") describes the operating and audited financial results of the Company for the fiscal year ended May 31, 2005 ("fiscal year 2005"). The MD&A supplements, but does not form part of the financial statements of the Company and should be read in conjunction with Continental's audited consolidated financial statements and related notes for the fiscal years 2005, 2004 and 2003. The Company prepares and files its financial statements in accordance with Canadian generally accepted accounting principles.

This MD&A contains forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business, the energy market and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made.

Date of MD&A

This MD&A was prepared on September 26, 2005.

Overall Performance

Description of the Business

Continental is a junior natural resource and mining company with equity investments in companies involved in mineral exploration, development and production. Since 1988, the Company has generally acquired mining properties in areas where mineral exploration has been active. These properties were subsequently either sold or farmed out to other companies with Continental normally retaining a residual interest. Since 1998, the Company has not been very active in the exploration field.

In the recent fiscal year ended May 2004, Continental made several attempts to acquire mining companies with existing operations. The Company carried out due diligence in the Fall of 2003, on a junior gold mine in South Africa known as the Klip Wall Mine, submitted a bid to acquire the mine, but it was rejected. In March 2004, the Company attempted to acquire a gold deposit in Finland by submitting a letter of intent to the owners, but they have not made a decision on disposing this asset. In June 2004, Continental made on offer on a large-scale, low-grade nickel deposit, also located in Finland, and it was rejected.

Investment in Ekwan Technology Corporation

In March 2000, Continental and several other investors formed a private company called Ekwan Technology Corporation ("Ekwan") to develop and exploit an advanced technology known as airborne hyperspectral remote sensing. The technology is especially well suited to mineral exploration, using an instrument known as a hyperspectral imager. The technology consists of sensors mounted in an aircraft - coupled with very robust data acquisition systems and special navigation devices; the sensors produce detailed and precise mineral maps of the measured earth surface. The technology can produce the data required for mineral map images, 2000 feet wide and 100 miles long in an hour. High-quality exploration targets can be obtained in three to four days after the data has been obtained. Continental's investment in the technology produced a proprietary hyperspectral instrument with related specialized software. Ekwan became operational and Continental intended to commence a large-scale survey in the states of Nevada, Arizona and New Mexico. An agreement to finance the survey was signed with an

American exploration company, which included a 20% carried interest in any mineral discovery resulting from the findings of Ekwan technology. Ekwan's objective was to use this technology for its own exploration as well as to provide a service to other companies. Ekwan exhausted its funds and was unable to continue to develop the technology. As a result, Continental wrote off its investment in Ekwan as at May 31, 2005.

On November 30, 2004, Continental sold its investment in Cambodia Ventures Limited for $100.

On March 22, 2005 Continental announced that it entered into a mineral license agreement to acquire eight exploration licenses (and one additional group of exploration licenses) in Sweden, covering seven uranium deposits, six of which are considered to be advanced stage exploration prospects with gridded, resource definition drilling carried out 25-30 years ago by Sveriges Geologiska Undersokning (Geological Survey of Sweden) and associated state companies.

On April 27, 2005 Continental closed a private placement whereby 2,205,000 common shares were issued for gross proceeds of $278,100. The shares were issued at a price of $0.12/share, with the exception of 200,000 shares issued to insiders at a price of $0.1875 per share. The proceeds of the private placement are expected to be used to fund the costs of a National Instrument (NI) 43-101 report with respect to eight exploration licenses covering seven uranium deposits in Sweden acquired by Continental and for general working capital purposes. Edward Godin, the President of Continental, and Patricia Sheahan, a director of Continental, participated in the private placement. Subsequently, Edward Godin would hold 1,280,492 common shares (representing 16% of the issued and outstanding shares) and stock options for the purchase of 239,825 common shares and Ms. Sheahan would hold 115,000 common shares (representing 1.4% of the issued and outstanding shares) and stock options for the purchase of 150,000 common shares.

Subsequent Events

On June 14 2005 Continental announced that it received approval from the TSX Venture Exchange to issue up to 300,000 common shares to Geoforum Scandinavia AB – the vendor of the mineral licenses acquired by the Company in March 2005. Consideration payable by Continental includes $40,000 cash, up to 300,000 shares of Continental in three tranches based on certain conditions, and a 5% net profit interest in any mineral production from the lands covered by the exploration licenses. Continental also announced that it commissioned a NI 43-101 geological report, and that the NEX Board accepted the grant of 339,016 options on March 10 to Directors at an exercise price of $0.19, and the grant of 54,382 options on March 22 to a consultant at the same exercise price.

On July 29, 2005 Continental issued a detailed news release announcing the results of an NI 43-101 compliant technical report (filed on www.sedar.com) prepared by a "qualified person" with Telluride & Associates. It covers eight exploration licenses in Sweden: seven of the properties covered by the licenses contain drilled uranium deposits and have historical reserve estimates considered to be relevant and reliable as a basis for inferred and indicated resources that meet CIM standards; and one property contains a uranium boulder train occurrence. The Company was continuing to acquire licenses in the region, but had not yet applied for surface or mining rights. Telluride concluded that Continental should view six of eight properties as being generally suitable for immediate economic scoping studies; the Company stated its intention to carry preliminary studies at a cost of approximately US$89,000, and if results were positive and subject to financing, Continental could undertake a drilling program estimated to cost in the range of US$468,000 to $1,283,000.

On September 7, 2005 the Company announced that it entered into an agreement with Canaccord Capital Corp. to assist in completing a private Placement of up to 2.0 million units of Continental at a price of $0.55/unit. Each unit would consist of one common share, plus one common share purchase warrant entitling the holder to purchase one common share at a price of $0.80 for a period of 12 months following completion of the offering. The securities would be subject to a four-month hold period, and proceeds from the offering were expected to be used to fund exploratory drilling on the Company's mineral properties in northern Sweden.

Results of Operations

Selected Annual Information

The following table summarizes the Company's financial performance for the past three fiscal years ended May 31.

	May 31, 2005	May 31, 2004	May 31, 2003
Revenue	$ 7,393	$ 163,721	$ 36,572
Expenses	173,555*	603,180	412,504
Income (loss) before taxes	(166,162)*	(439,459)	(375,932)
Income tax recovery	0	12,234	0
Net income (loss)	(166,162)	(427,225)	(375,932)
Net income (loss) per share	(0.03)	(0.07)	(0.06)
Cash flows from (used in) operating activities	(242,642)	(196,521)	(257,478)
Cash and cash equivalents, end of year	451,880	444,930	188,375
Assets	540,778	508,693	800,726
Long-term liabilities	0	0	0
Dividends	0	0	0

* including recovery of management fees of $105,000

Fiscal Year 2005

Continental's revenue decreased significantly during twelve months ended May 31, 2005 compared to fiscal 2004 as a result of substantially lower gains on sale of marketable securities. The Company recorded significantly lower expenses and net loss in fiscal year 2005 compared to the previous year, due primarily to an extraordinary loss of $271,713 in fiscal 2004 and a write-off of $130,439 in fiscal 2005, both related to Ekwan Technology. As a mineral exploration company, the Company's expenditures are generally capitalized.

Summary of Quarterly Results

The following tables set out financial performance highlights for the past eight quarters.

	Fourth Quarter May 31, 2003	**Third Quarter** Feb. 28, 2005	**Second Quarter** Nov.30, 2004	**First Quarter** Aug.31, 2004
Revenue	$ 5,223	$ (111)	$ 0	$ 2,281
Expenses	41,674	61,544	(674)*	71,011
Income (loss) before taxes	(36,451)	(61,655)	674*	(68,730)
Income tax recovery	0	0	0	0
Net income (loss)	(36,451)	(61,655)	674*	(68,730)
Net income (loss) per share	(0.01)	(0.01)	0.00	(0.01)
Cash flows from (used in) operating activities	(25,499)	(77,255)	(79,781)	(60,107)
Cash and cash equivalents, end of period	451,880	201,959	278,402	358,183
Assets	540,778	384,145	455,556	438,839
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

*.including recovery of management fees of $105,000

	Fourth Quarter May 31, 2004	Third Quarter Feb. 29, 2004	Second Quarter Nov.30, 2003	First Quarter Aug.31, 2003
Revenue	$ 19,343	$0	$108,899	$35,479
Expenses	354,069	81,205	64,270	103,636
Income (loss) before taxes	334,726	(81,205)	44,629	(68,157)
Income tax recovery	12,234	0	0	0
Net income (loss)	(322,492)	(81,205)	44,629	(68,157)
Net income (loss) per share	(0.06)	(0.01)	0.01	(0.01)
Cash flows from (used in) operating activities	(75,543)	(78,614)	14,375	(56,739)
Cash and cash equivalents, end of period	444,930	493,486	572,100	382,449
Assets	508,693	676,018	762,354	724,223
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

Fourth Quarter 2005

The net loss incurred in the three months ended May 31, 2005, was the result of administrative expenses exceeding revenues, although both expenses and revenues declined significantly compared to the same period in fiscal 2004.

Liquidity and Capital Resources

Continental recorded working capital of $472,167 as at May 31, 2005 ($351,107 at fiscal year end May 31, 2004) and its cash balance was $451,880 ($444,930 at fiscal year end 2004).

At this time the Company is not anticipating a profit from operations, therefore it will rely on its ability to obtain equity or debt financing for long-term growth.

Continental has capital loss carry-forwards of approximately $656,000, mining and oil & gas tax pools of approximately $102,600, and non-capital loss carry-forwards of approximately $1,153,400 to reduce future years' income for income tax purposes.

Based on assumptions about future business development, revenues and costs, Continental expects to have sufficient cash reserves to maintain operation throughout fiscal 2005.

Continental currently does not have any credit facilities with financial institutions, but since no significant capital expenditures are planned, management believes that it can continue operations in the short term with the Company's current capital resources.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance-sheet arrangements.

Transactions with Related Parties

Continental's accounts payable and accrued liabilities at fiscal year end included an advance of $5,820 (2004 - $6,820), which is interest free and has no fixed repayment terms, from Ed Godin - the Company's President and a Director. The Company entered into a management agreement in December 2004 with Mr. Godin to pay him $2,500/month for two years. Continental also agreed to repayments totalling $105,000 related to management/consulting services provided by Mr. Godin from October 2003 to November 2004, at a rate of $2,000/month commencing January 2005. During fiscal year 2005, three Directors received $22,000 (2004 – $18,000) in fees, and Mr. Godin received $15,000 (2004 – $18,000) in expense allowances.

Proposed Transactions
There are no proposed transactions at this time.

Critical Accounting Estimates
Continental did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies
There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments
The Company has not made use of any hedging or other financial instruments, and is not exposed to significant interest rate nor credit risks arising from its financial instruments.

Risks and Uncertainties
Continental's business of exploring mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Continental common shares should be considered speculative.

Disclosure of Outstanding Share Data
Continental's common shares trade on the TSX Venture Exchange under the symbol CZQ.H. On May 31, 2005 the Company had 8,001,513 common shares outstanding with a book value of $4,571,479, and 809,825 stock options with a weighted average exercise price of $0.17/share and expiry dates between 2006 and 2010.

Disclosure Controls and Procedures
Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the fiscal year ended May 31, 2005.

Additional Information
Additional information relating to Continental is available on the Internet at the SEDAR website located at www.sedar.com.

Continental Precious Minerals Inc.
(Incorporated under the laws of Ontario)

Financial Statements

May 31, 2005 and 2004

June 24, 2005

Auditors' Report

To the Shareholders of
Continental Precious Minerals Inc.

We have audited the balance sheets of Continental Precious Minerals Inc. as at May 31, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

Continental Precious Minerals Inc.
(Incorporated under the laws of Ontario)

	May 31, 2005	May 31, 2004
Assets		
Current assets		
Cash	$ 451,880	$ 444,930
Marketable securities (quoted market value $88,843 (2004 - $82,161))	49,472	62,979
Accounts receivable	10,425	783
	511,777	508,692
Resource properties (Note 4)	29,001	1
	$ 540,778	$ 508,693
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,610	$ 27,146
Deficiency in investment (Note 2)	-	130,439
	39,610	157,585
Shareholders' Equity		
Share capital (Note 5(a))	4,571,479	4,293,379
Obligation to issue common shares (Note 5(b))	14,000	-
Contributed surplus (Note 5(d))	45,795	21,673
Deficit	(4,130,106)	(3,963,944)
	501,168	351,108
	$ 540,778	$ 508,693

Approved by the Board "Edward Godin" Director "Patricia Sheahan" Director

Continental Precious Minerals Inc.

	Year ended May 31, 2005	2004
Revenue		
Gain on sale of marketable securities	$ 7,103	$ 152,650
Interest and other income	290	11,071
	7,393	163,721
Expenses		
Consulting fees	3,500	-
Directors fees (Note 8)	22,000	18,000
Expense allowance (Note 8)	15,000	18,000
Management salaries and benefits	67,137	122,913
Office and general	24,786	21,527
Professional fees	20,953	17,853
Shareholder relations	6,680	14,425
Stock exchange fees	6,200	3,250
Transfer agents fees	12,218	7,074
Travel and business development	67,280	86,752
Write-down of marketable securities	34,218	-
Stock option compensation (Note 5(c))	24,122	21,673
	304,094	331,467
Net operating (loss)	(296,701)	(167,746)
Share of loss of Ekwan Technology Corporation	-	(271,713)
Gain on sale of subsidiary (Note 3)	100	-
Write-off of Ekwan Technology Corporation (Note 2)	130,439	-
Net (loss) before taxes for the year	(166,162)	(439,459)
Income tax recovery	-	12,234
Net (loss) for the year	(166,162)	(427,225)
Deficit, beginning of year	(3,963,944)	(3,536,719)
Deficit, end of year	$ (4,130,106)	$ (3,963,944)
Basic and diluted loss per share (Note 5(e))	$ (0.03)	$ (0.07)

Continental Precious Minerals Inc.

	Year ended May 31 2005	2004
Cash flows from operating activities		
Net (loss) for the year	$ (166,162)	$ (427,225)
Adjustments for non-cash items:		
Stock option compensation	24,122	21,673
Write-down of marketable securities	34,218	-
Gain on sale of marketable securities	(7,103)	(152,650)
Gain on sale of subsidiary	(100)	-
Share of loss of Ekwan Technology Corporation	-	271,713
Write-off of Ekwan Technology Corporation	(130,439)	-
Changes in non-cash working capital balances:		
Accounts receivable	(9,642)	1,886
Income taxes	-	105,002
Accounts payable and accrued liabilities	12,464	(16,920)
Cash flows (used in) operating activities	(242,642)	(196,521)
Cash flows from investing activities		
Acquisition of marketable securities	(50,940)	(22,280)
Proceeds from sale of marketable securities	37,332	475,356
Expenditure on resource properties	(15,000)	-
Proceeds on sale of subsidiary	100	-
Cash flows (used in) from investing activities	(28,508)	453,076
Cash flows from financing activity		
Proceeds from issuance of share capital	278,100	-
Cash flows from financing activity	278,100	-
Increase in cash during the year	6,950	256,555
Cash, beginning of year	444,930	188,375
Cash, end of year	$ 451,880	$ 444,930

1. **Summary of significant accounting policies**

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) **Nature of business**
Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

(b) **Principles of consolidation**
In the prior year, these financial statements included the accounts of the Company and its wholly-owned subsidiary Cambodian Ventures Ltd. During the year, the subsidiary was sold (See Note 3).

(c) **Marketable securities**
Marketable securities are recorded at the lower of cost and quoted market value.

(d) **Investments**
Long term investments over which the Company has significant influence are recorded using the equity method, whereby the financial statements reflect in operations the Company's proportionate shares of the results of the operations of such entities. These results are included on the basis of the investees' fiscal years which may end on dates other than the Company's year end.

Any significant events or transactions that occur between the investees' fiscal year end and the Company's that would materially affect the financial position or results of operations of the Company have been recorded or disclosed.

Investments over which the Company does not exercise significant influence are recorded at cost and are written down when a permanent impairment in value is determined.

1. **Summary of significant accounting policies (continued)**

(e) **Resource properties**
The Company follows the practice of capitalizing all costs related to the acquisition, exploration and development of its resource properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is sold, abandoned, or exploration results are negative and no future work is planned in the foreseeable future, the related costs are to be charged to operations in that year.

The recorded book value of resource properties is not intended to reflect their present or future value.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof.

(f) **Flow-through common shares**
The common shares of the Company allow for the transfer of the income tax deductibility of related exploration expenditures incurred by the Company to the shareholders. The proceeds on issue of these flow-through common shares, net of issue costs, are allocated to the stated capital of the shares. There were no flow-through common shares issued during the year.

(g) **Income taxes**
The Company follows the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not "more likely than not", a valuation allowance is provided.

(h) **Revenue recognition**
Gains and losses on sale of investments and properties are recognized when realized. Interest income is recognized on the accrual basis.

1. **Summary of significant accounting policies (continued)**

(i) **Stock-based compensation plans**
The CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, requires that compensation for option awards to employees be recognized in the financial statements at a fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. The Company uses the fair value based method to measure stock-based compensation for all stock-based wards made to non-employees, and for direct awards made to directors and employees of common shares, stock appreciation rights, and awards that call for settlement for cash or other assets.

2. **Deficiency in investment**

	2005	2004
Investments without quoted market value		
Ekwan Technology Corporation - cost	$ 141,274	$ 141,274
Cumulative share of loss of Ekwan Technology Corporation	(271,713)	(271,713)
Write-off of deficiency in Ekwan Technology Corporation	130,439	-
	$ -	$ (130,439)

The fair value of investments without quoted market value were not readily determinable as at May 31, 2004.

The summarized audited balance sheet and results of operation of Ekwan Technology Corporation at March 31, 2004 were:

	March 31, 2004
Balance sheet	
Current assets	$ 80,048
Deferred development cost	1
	$ 80,049
Current liabilities	262,550
Shareholders' equity	(182,501)
	$ 80,049
Results of operations	
Loss for the year	$ (572,028)

2. **Deficiency in investment (continued)**

As at March 31, 2004 the Company owned 47.50% of Ekwan Technology Corporation.

3. **Gain on sale of subsidiary**

During the year, the Company sold it's wholly-owned subsidiary, Cambodian Ventures Ltd., for proceeds of $100.

4. **Resource properties**

	2005	2004
Residual interests (i)	$ 1	$ 1
Mineral licences in Sweden (ii)	29,000	-
	$ 29,001	$ 1

(i) The Company holds residual interests in certain resource properties which are carried at a nominal amount. Details of these interests are as follows:

(a) Baffin Island
The Company holds a 3% net smelter return ("NSR") royalty in certain mining claims located on Baffin Island, known as the Perimeter Properties, that are owned by International Capri Resources Ltd. ("Capri"). Should the proven and/or probable reserves be not less than 25,000,000 tons, the NSR royalty will increase to 4% and should the proven and/or probable reserves be not less than 50,000,000 tons, the NSR royalty will increase to 5%. In the event that the NSR royalty increases to 4% or 5%, Capri shall have the option to purchase the Company's NSR royalty in excess of 3% for $5,000,000.

(b) Other Interests
The Company has net profit interests in the following properties owned by Texas Star Resource Corporation:

Northwest Territories properties	- 2% net profit interest
Big Trout Diamond, Ontario property	- 3% net profit interest
Crater of Diamonds, Arkansas property	- 3% net profit interest
Other Arkansas properties	- 2% net profit interest

4. **Resource properties (continued)**

(ii) In March 2005 the Company entered into a mineral license purchase agreement to acquire eight exploration licenses and one additional group of exploration licences in Sweden. The consideration includes a cash payment of $15,000, the issuance of an aggregate of 300,000 common shares at a deemed price of $0.14 per share and a 5% net profit interest in any mineral production from the lands covered by the exploration licences. The first 100,000 common shares were issuable on closing of the agreement. The second 100,000 common shares will be issuable if the Company has not elected to re-convey the exploration licences to the vendor prior to September 21, 2005, and the last 100,000 common shares will be issuable to the vendor if the Company has not elected to re-convey the exploration licences to the vendor prior to March 21, 2006.

At year end, the $15,000 cash payment and initial share issuance was still outstanding. Accordingly, the cash portion of the payment is included in accounts payable and accrued liabilities and the issuance of 100,000 common shares is recorded in equity as obligation to issue common shares.

5. **Share capital**

(a) Authorized

Unlimited number of Class A preference shares

Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.

Unlimited number of Common shares

Issued

Common shares

	Number of Common Shares	Consideration
Share capital, May 31, 2003 and 2004	5,796,513	$ 4,293,379
Private placement (i)	2,205,000	278,100
Share capital, May 31, 2005	8,001,513	$ 4,571,479

(i) In April 2005 the Company completed a private placement of 2,205,000 common shares for gross proceeds of $278,100. The shares were issued at a price of $0.12 per share, with the exception of 200,000 common shares which were issued to insiders at a price of $0.1875 per share.

5. **Share capital (continued)**

(b) **Obligation to issue common shares**
In March 2005 the Company entered a mineral license purchase agreement to acquire exploration licences in Sweden, for consideration consisting of cash and common shares of the Company, as more fully described in Note 4(ii). This consideration includes 100,000 common shares of the Company issuable upon closing of the agreement, which were not issued as at May 31, 2005 and thus the deemed value of $14,000 has been accrued as obligation to issue common shares.

(c) **Stock option plan**
The Company has established a stock option plan (the "Plan") for directors, officers and key employees. The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is 1,150,000. The expiry dates of options granted under the Plan are determined by the board of directors at the time the options are granted, provided that the term of any such option may not be for less than three years or more than ten years from the date of grant thereof. The exercise price of options granted under the Plan is fixed by the board of directors and must be no less than the closing price of the Common Shares on the stock exchange on which the Common Shares are trading on the day following the effective date of each grant.

The changes in the stock options for each of the years ended May 31, 2005 and 2004 are as follows:

	2005		2004	
	Number	**Weighted exercise price per share**	**Number**	**Weighted exercise price per share**
Balance outstanding, beginning of year	480,736	$ 0.13	480,736	$ 0.13
Granted	513,398	0.20	-	-
Expired / Cancelled	(184,309)	0.15	-	-
Balance outstanding, end of year	809,825	$ 0.17	480,736	$ 0.13

5. **Share capital (continued)**

(c) **Stock Option Plan (continued)**
A summary of stock options outstanding is as follows:

Exercise price per share	Expiry date	Number of stock options outstanding at May 31, 2005	2004
$ 0.15	September 28, 2004 (i)	-	184,309
0.15	November 26, 2006 (i)	80,000	80,000
0.10	December 9, 2007	216,427	216,427
0.19	March 10, 2010	339,016	-
0.19	March 22, 2010	54,382	-
0.20	April 6, 2010	70,000	-
0.25	April 12, 2010	50,000	-
		809,825	480,736

(i) 264,309 stock options were re-valued at $0.15 on February 29, 2004 with an expiry date of September 28, 2004 and November 26, 2006. The value of $21,673 assigned was calculated using the Black-Scholes valuation model with the following assumptions: dividend yield 0%; expected volatility 100%; risk-free interest rate 4.5% and expected life of 50 months.

During the year 513,398 stock options were granted. These options are expensed in the statement of operations and deficit and are credited to contributed surplus as the options vest. The options are valid for a maximum of 5 years from the date of issue. Vesting terms are 1/4 at date of grant, 1/4 after 6, 12 and 18 month anniversaries of the date of grant. During the year ended May 31, 2005 $24,122 was expensed as stock option compensation as follows:

Option grant date	Number of options vested	Amount expensed
March 10, 2005	113,005	$ 15,934
March 22, 2005	18,128	2,538
April 6, 2005	20,417	2,981
April 12, 2005	14,583	2,669
	166,133	$ 24,122

5. **Share capital (continued)**

The following table sets out the remaining options to be expensed as they vest:

Option grant date	Number of options to be vested	Amount to be expensed
March 10, 2005 (i)	226,011	$ 31,867
March 22, 2005 (i)	36,253	5,075
April 6, 2005 (i)	49,583	7,239
April 12, 2005 (i)	35,417	6,481
	347,264	$ 50,662

(i) The values assigned were calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 94%; risk-free interest rate of 4.0% and an expected average life of 5 years.

(d) Contributed surplus

Changes in contributed surplus are as follows:

	2005	2004
Opening balance	$ 21,673	$ -
Stock option compensation (Note 5(c))	24,122	21,673
Ending balance	$ 45,795	$ 21,673

(e) Basic and diluted (loss) per share

The following table sets forth the computation of basic and diluted (loss) per share:

	2005	2004
Numerator:		
(Loss) for the year	$ (166,162)	$ (427,225)
Numerator for basic and diluted (loss) per share	$ (166,162)	$ (427,225)
Denominator:		
Weighted average number of common shares	6,007,951	5,796,513
Denominator for basic (loss) per share	6,007,951	5,796,513
Effect of dilutive securities:		
Stock options (i)	-	-
Denominator for diluted (loss) per share	6,007,951	5,796,513
Basic (loss) per share	$ (0.03)	$ (0.07)
Diluted (loss) per share	$ (0.03)	$ (0.07)

5. Share capital (continued)

(i) The stock options were not included in the computation of diluted (loss) per share as their inclusion would be anti-dilutive.

6. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There are no future tax liabilities.

Significant components of the Company's future tax assets are as follows:

	2005	2004
Future tax assets:		
Marketable securities	$ 12,226	$ 1,138
Investment and advances	417,303	232,209
Resource properties	26,588	2,360
Capital losses carried forward	237,043	118,521
Non-capital losses carried forward	416,614	337,622
Total future tax assets	1,109,774	691,850
Valuation allowance for future tax assets	(1,109,774)	(691,850)
Net future tax assets	$ -	$ -

The Company provided a valuation allowance equal to the future tax assets because it is not more likely than not that they will be realized.

The Company's income tax expense for each of the years ended May 31, 2005 and 2004 is $Nil. The reconciliation of income tax to the financial statements at the statutory tax rates is as follows:

6. **Income taxes (continued)**

	2005	2004
(Loss) before income taxes	$ (166,162)	$ (439,459)
Income tax (recovery) at the combined federal and provincial rates of 36.12% and 36.12% respectively	$ (60,018)	$ (158,733)
Non-deductible writedown of marketable securities	12,360	-
Non-deductible share of loss of Ekwan	-	98,143
Non-taxable gain on write-off of investment in Ekwan	(47,115)	-
Non-deductible meals and entertainment	9,724	14,628
Stock option compensation	8,713	-
Gain on sale of marketable securities	(2,506)	-
Future income tax benefit not recognized	78,842	45,962
	$ -	$ -

The Company has capital loss carryforwards of approximately $656,000, approximately $102,600 in various mining and oil and gas tax pools and approximately $1,153,400 in non-capital loss carryforwards to reduce future years' income for income tax purposes. No benefit from these amounts has been recorded in these financial statements.

The capital losses have no expiration date, however the non-capital losses will expire as follows:

2007	$ 58,500
2008	195,900
2009	254,100
2010	225,200
2014	201,000
2015	218,700
	$ 1,153,400

7. Financial instruments

Fair value of financial instruments
The Company's financial instruments consist of cash, accounts receivables, and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying value due to the short maturity or current market rate associated with these instruments.

Commodity price risk
The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals. If the Company locates a mineral deposit, it will be subject to commodity price risk.

Other risks
It is the opinion of management that the Company is not exposed to significant interest rate, foreign exchange, or credit risks arising from its financial instruments.

8. Related party transaction not disclosed elsewhere

Included in accounts payable is an advance totaling $5,820 (2004 - $6,820) from the Company's Director and President. The advance is without interest and has no fixed repayment terms.

On December 1, 2004 the Company entered into a management consulting agreement with the president of the Company for the sum of $2,500 per month for a period of two years. The Company also agreed on a repayment schedule, relating to the overpayment for the provision of management/consulting services paid to the president of the Company, covering the period from October 2003 to November 2004 for the total amount of $105,000. The repayment of this amount is on the basis of $2,000 per month commencing on January 30, 2005. As at May 31, 2005, a total of $67,000 (2004 - $122,900) is included in management salaries and benefits.

During the year three directors received $22,000 (2004 - $18,000) as director fees and the President of the Company received $15,000 (2004 - $18,000) as an expense allowance. These amounts are recorded at the exchange value which is intended to reflect fair market value.

9. Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration through investing in resource properties and other companies who are engaged in mineral exploration. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for interest income, and loss for the year also represent segment amounts.

All of the Company's operations, with the exception of the 2 net profit interests in Arkansas which have been written off, and the mining exploration licences aquired in Sweden, are located in Canada.

10. Subsequent event

In June 2005 the Company issued 100,000 common shares at a deemed price of $0.14 per share for a total of $14,000 and paid $15,000 cash for the acquisition of the mineral licences (Note 4(ii)).

CONTINENTAL PRECIOUS MINERALS INC.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC. TO BE HELD ON NOVEMBER 16, 2005 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned shareholder of Continental Precious Minerals Inc. (the "**Corporation**") hereby appoints Edward Godin, or failing him, Gerard Osika, or failing Mr. Osika, George Duguay, or instead of any of them: ____ as proxy for the undersigned with power of substitution, to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Corporation to be held at the Ontario Club, 30 Wellington Street West, 5th Floor, Commerce Court South, Toronto, Ontario on November 16, 2005, at 11:00 a.m. (Toronto time) and at any adjournment thereof and to vote, as directed below, all common shares in the capital of the Corporation which the undersigned would be entitled to vote if then personally present in the manner indicated below:

1. FOR ☐ or WITHHOLD FROM VOTING ☐ on the appointment of McCarney Greenwood LLP, Chartered Accountants, as auditor of the Corporation for the fiscal year ending May 31, 2006 and to authorize the directors to fix the remuneration of the auditor.

2. FOR ☐ or WITHHOLD FROM VOTING ☐ on the election of directors proposed by management.

3. FOR ☐ or AGAINST ☐ on the authorization of an amendment to the stock option plan of the Corporation providing for the issuance of up to an additional 810,302 common shares thereunder.

4. In his or her discretion, with respect to any amendments or variations to the matters hereinbefore specified, or on such further or other business as may properly come before the meeting or any adjournment thereof.

DATED the __________day of ______________________, 2005.

____
Signature of Registered Shareholder or Authorized Signing Officer

____
Name of Registered Shareholder (Please Print)

NOTES:

1. Please insert the date that the proxy is signed in the space provided. If the date has not been inserted, this form of proxy is deemed to bear the date on which it is mailed by the Corporation. Please sign exactly as your name appears on your share certificates. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized. This proxy ceases to be valid one year from its date.

2. **This proxy is solicited on behalf of management and the common shares represented by this proxy will be voted for, withheld from being voted or voted against, as stated above, in accordance with the instructions of the shareholder at the meeting and at any adjournment thereof. The shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to attend, vote and act for and on his or her behalf at the meeting or at any adjournment thereof other than the persons named above and may exercise such right by inserting the name of his or her nominee in the blank space provided above or by completing another proper form of proxy.**

3. The proxy named above will vote for, or withhold from voting, or vote against the common shares in respect of which he or she is appointed on any ballot that may be called for in accordance with the directions of the shareholder appointing him or her. **In the absence of such direction, this proxy shall be deemed to grant authority to vote FOR the items listed above.**

4. The undersigned hereby ratifies and confirms all that the proxy may do by virtue hereof, granting to the proxy full power and authority to act for and in the name of the undersigned at the meeting or at any adjournment thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the common shares.

5. **This form of proxy will not be valid unless it is completed and delivered to the Secretary of the Corporation, c/o Equity Transfer Services Inc., the transfer agent of the Corporation, at 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, Attention: Proxy Department, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.**

Continental Precious Minerals Inc.
Suite 500, 360 Bay Street
Toronto, Ontario M5H 2V6

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that Continental Precious Minerals Inc. (the "Corporation") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101- *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

EQUITY TRANSFER SERVICES INC.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 4C3

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name: beneficial owners have their shares registered in an agent, broker, or bank's name.)

****

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Continental Precious Minerals Inc.

(Please PRINT your name and address)

______________**Interim Financial Statements and MD&A**

______________**Annual Financial Statements and MD&A**

____
(First Name and Surname)

____
(Number and Street) (Apartment/Suite)

____
(City) (Province/State)

____
(Postal Code)

Signed: ______________________________________
(Signature of Shareholder)